SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month of February, 2013

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900 Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes            No  X

Material Fact

Minutes of the Special Meeting #2.027, of the Board of Directors of
Banco Bradesco S.A., held on 2.5.2013
Corporate Taxpayer’ ID 60.746.948/0001-12
Company Registration Number 35.300.027.795.

The members of the Company’s Board of Directors were called together on the 5th day of the month of February, 2013, at 5 p.m., at the corporate head office,  Cidade de Deus, Vila Yara, Osasco, SP, 4oandar of the Prédio Vermelho, under the chairmanship of Mr. Lázaro de Mello Brandão. During the meeting, the Board Members approved the Board of Executive Officers´ proposal, registered in the Meeting #1,856, as of 1.28.2013, of that Body, adjusting the amount of the Complementary Dividends from  R$266,483,412.00 to R$266,483,412.12, and the total amount of  Interest and Dividends distributed from R$3,894,998,315.10 to R$3,894,998,325.76, the wording of which, considering the mentioned amendment, is transcribed as follows:

“Board of Executive Officers proposal to be submitted for the resolution of the Board of Directors of Banco Bradesco S.A. at a Meeting to be held in 2.5.2013.

Dear Board Members,

We are here to propose the  payment of  Dividends to the Company’s shareholders, as complement to Interest on Shareholders’ Equity and Dividends related to the fiscal year 2012, in the amount of R$266,483,412.12, of which R$0.066485657 per common share and R$0.073134223 per preferred share.

The shareholders registered in the Company’s books on February 5, 2013, will be benefited. The Company’s shares will be traded “ex-right” on Dividends from February 6, 2013 on.

The proposal being approved, the payment will be made on March 7, 2013, by the declared amount, without Withholding Income Tax, pursuant to Article 10 of Law # 9,249/95.

The Dividends related to the shares held in custody of  BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange) will be paid to the referred BM&FBOVESPA, which will transfer them to the shareholders through the Depository Agents.

Thus, the amount of Interest and Dividends distributed to the shareholders, related to the fiscal year 2012, totals R$3,894,998,325.76.”

Below, the table with the amounts paid and to be paid related  to 2012:

In R$

Monthly Dividends paid	367,207,430.74
Monthly Interest on Shareholders’ Equity paid	452,558,333.78
Intermediary Interest of the 1st half paid	754,349,149.12
Subtotal – Paid Value	1,574,114,913.64
Complementary Interest to be paid on March 7, 2013	2,054,400,000.00
Complementary Dividends to be paid on March 7, 2013	266,483,412.12
Subtotal – Value to be paid	2,320,883,412.12
Total	3,894,998,325.76

Per share in R$

Type	Monthly Dividends	Monthly Interest on Shareholders’ Equity	Intermediary Interest of the 1st half (1)	Complementary Interest (2)	Complementary Dividends	Total
	Paid			To be paid on March 7, 2013
Common share	0.091609404	0.112907952	0.188184678	0.512557736	0.066485657	0.971745427
Preferred share	0.100770345	0.124198746	0.207003146	0.563813510	0.073134223	1.068919970

Net amount without  Withholding Income Tax (per share):

(1)    Common share - R$0.159956976; Preferred share - R$0.175952674;
(2)    Common share - R$0.435674076; Preferred share - R$0.479241484.

Following which, the Chairman stated that: 1) the Board of Executive Officers was authorized to take all the necessary steps so that the respective Dividends were credited in an individualized manner, from this date on, to the share account of the Company’s shareholders; 2) for the shareholders with frozen accounts, the Dividends amount shall be maintained available in the Company, the same occurring in respect to those for which no Individual Taxpayer Identification Number  or Corporate Taxpayer Identification Number are indicated in the records, until such time as they satisfy the legal requirement. There being no further business to be discussed, the meeting was adjourned and these Minutes were drawn up, which the present Board Members sign. ss) Lázaro de Mello Brandão, Mário da Silveira Teixeira Júnior, João Aguiar Alvarez,  Denise Aguiar Alvarez, Luiz Carlos Trabuco Cappi, Carlos Alberto Rodrigues Guilherme and Milton Matsumoto.”

Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.bror Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:   February 6, 2013

By:

Name: Luiz Carlos Angelotti

Title:   Executive Managing Officer and

          Investors Relation Officer